EXHIBIT 4.13

PROMISSORY NOTE

$500,000	November 2, 1998 Alexandria, Virginia

     FOR VALUE RECEIVED, the undersigned, a Virginia corporation (the Borrower) hereby promises to pay to the order of RESEARCH INDUSTRIES INCORPORATED, a Virginia corporation (the Lender), at 123 North Pitt Street, Alexandria, Virginia 22314, or such other location as the holder hereof may in writing designate, the principal sum of FIVE HUNDRED THOUSAND AND NO/00 DOLLARS ($500,000), in lawful money of the United States of America in immediately available funds, on January 30, 1999, without defense, offset or counterclaim, together with interest on the unpaid principal amount hereof, at such office, in like money and funds, from the date hereof at the rate of eight (8) per cent per annum.

     This Note is subject to the terms and conditions of the Subordination Agreement dated January 27, 1998 entered into by and among Research Industries Incorporated, Crestar Bank and Halifax Corporation as modified in writing by Crestar Bank in a certain letter dated October 30, 1998.

     This Note is one of two Notes referred to in the November 2, 1998 Amendment to the Loan Agreement between the Borrower and the Lender dated October 8, 1998.

     The Borrower hereby waives presentment, demand, notice of dishonor, protest and all other demands and notices in connection with the delivery, acceptance, performance and enforcement of this Note. Lender shall be entitled to recover any costs and reasonable attorney’s fees incurred in the collection of this Note.

     This Note may be prepaid at anytime without penalty.

     This Note shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia, without reference to conflict of laws principles.

     IN WITNESS WHEREOF, the Borrower has caused this note to be executed by its duly authorized President as of the day and year first above written.

BORROWER

HALIFAX CORPORATION a Virginia Corporation

By: /s/ HOWARD C. MILLS

Name: Howard C. Mills Title: President